Filed by Redback Networks Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 13e-4

of the Securities Exchange Act of 1934

Subject Company: Redback Networks Inc.

Commission File No.: 000-25853

Slides Used in Meetings With Redback Employees Beginning July 7, 2003.

This filing relates to Redback Networks Inc.’s proposed recapitalization transaction involving, among other things, a proposed offer by Redback Networks Inc. to exchange all of its outstanding 5% Convertible Subordinated Notes due 2007 for shares of its common stock.

* * *

Debt Restructuring:

Paving the Way for Growth

Kevin DeNuccio

President and CEO

July 07, 2003

Redback®
NETWORKS

Forward-Looking Statements

The statements contained in this presentation that are not purely historical are forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect Redback’s actual future results. In particular, while Redback has announced a proposed debt restructuring, there is no assurance it will complete the transactions contemplated by the debt restructuring. If holders of convertible notes fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, the transaction will terminate. Additional risks and uncertainties relating to Redback’s business which could materially and/or adversely affect actual results of Redback, including but not limited to the anticipated effects of the restructuring transaction on Redback’s balance sheet, cash flows, financial stability and financial model, are set forth in the documents filed by Redback with the Securities and Exchange Commission (SEC), specifically the most recent reports on Form 10-K, Form 10-Q, Form 8-K and the other reports filed from time to time with the SEC.

Redback®
NETWORKS

Agenda

- Background
- Summary of Agreement
- Implications

Redback NETWORKS

Agenda

■	Background

■	Summary of Agreement

■	Implications

Redback®
NETWORKS

Top Priorities

✓ Restructure Balance Sheet

&

Sales Growth

Redback NETWORKS

Top Priorities

Restructure Balance Sheet

&

Sales Growth

Redback®
NETWORKS

Background

■	Right sizing and refocusing over last 12 months

■	Reduction in Size of Company and Expense Structure

■	Improving Quality and Reliability

■	Focus on Products for Next Generation Broadband and IP

■	Reducing Manufacturing and Product Cost

■	Goals of Restructuring of Debt

■	Eliminate all or almost all debt

■	Ensure company viability

■	Allow for future financing

■	Provide stable platform for future equity growth

Redback®
NETWORKS

Terms of Agreement

■	Exchange Debt for Common Equity

■	Tender offer to existing noteholders

■	At least 98% of $467 million debt required to be exchanged

■	No cash involved, noteholders are accepting equity of our company

■	Existing equity holders can reach almost 15% in ownership

■	Start with approximately 5% of new common equity

■	Additional approximately 5% warrants at $250 million enterprise value

■	Additional approximately 5% warrants at $500 million enterprise value

■	Subject to stockholder approval

■	Major stockholders have preliminarily indicated support

Redback® NETWORKS

Process and Timing

■	Step 1: SEC Filing in a few weeks

■	File tender offer/S-4 and proxy materials with SEC

■	Step 2: Send Proxy for Stockholder vote

■	Stockholder voting by proxy

■	Stockholder meeting will be scheduled

■	Step 3: Issue common equity for notes

■	Requires stockholder approval

■	Requires tender by at least 98% of noteholders

ê

■	Targeting completion by September 2003

Redback® NETWORKS

Win-Win for Everyone

■	Noteholders will become common equity holders

■	No preferred equity to noteholders

■	Will share in upside

■	Stockholders will see equity upside

■	Remove a $467 million senior position in front of them

■	Participate in long term growth

■	Opportunity to reach almost 15% in ownership

■	Customers benefit from a strong, stable supplier

■	Employees are the most important asset

■	Preserving employee ownership a major objective

■	Targeting 18% ownership by employees thru options

■	No special terms for management

Redback® NETWORKS

Implications: The New Redback

■	Little or no debt and little or no cash outflow for interest payments

■	Strong leverage to reduce or eliminate excess real-estate payments

■	Eliminates the biggest impediment to success

■	Attractive company for new money and investors

■	Much stronger financial model

■	Re-motivated employees and management

ê

■	Creates strong platform for growth

■	More stable, financially secure partner to our customers

■	Confidently leverage superior technology

■	Take leadership of growing broadband market

Redback® NETWORKS

Where You Can Find Additional Information

Investors and security holders are urged to read the following documents to be filed with the SEC, as amended from time to time, when they become available, because they will contain important information. In connection with the proposed recapitalization transaction, Redback will file with the SEC: (1) with respect to the exchange offer for Redback’s Notes and related transactions, a prospectus and registration statement on Form S-4, a tender offer statement on Schedule TO and other required documents, (2) with respect to stockholder approval of certain matters regarding the recapitalization transaction and the proposed issuance of warrants to purchase common stock, a proxy statement, a prospectus and registration statement and other required documents, and (3) other documents concerning the proposed recapitalization transaction. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com.

Redback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redback with respect to the transactions contemplated by the exchange offer. Information about the directors and officers of Redback is included in Redback’s Annual Report on Form 10-K filed with the SEC on March 31, 2003 and in Redback’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on March 31, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov and from Redback by directing your request to investor_relations@redback.com.

The foregoing reference to the registered exchange offer, the proposed warrant issuance and any other related transaction shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities of Redback.

Redback®
NETWORKS

i

User Intelligent Networks

Redback® NETWORKS